PERMEX PETROLEUM CORPORATION

2911 Turtle Creek Blvd., Suite 925

Dallas, Texas, 75219

September 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Daniel Morris

Re:	Permex Petroleum Corporation
Registration Statement on Form S-1
File No. 333-273551

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Permex Petroleum Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Monday September 11, 2023, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

PERMEX PETROLEUM CORPORATION

By:	/s/Mehran Ehsan
Name:	Mehran Ehsan
Title:	Chief Executive Officer

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